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                                                            OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 K2 DESIGN, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   482731 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                    ----------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages


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                                       13G

---------------------                                         ------------------
CUSIP No. 482731 10 6                                         Page 2 of 10 Pages
---------------------                                         ------------------

    1    NAMES OF REPORTING PERSONS                          Matthew G. de Ganon

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America

              NUMBER OF       5    SOLE VOTING POWER              1,925,480  (1)
                SHARES
             BENEFICIALLY     6    SHARED VOTING POWER            0  (1)
               OWNED BY
                 EACH         7    SOLE DISPOSITIVE POWER         412,620  (2)
              REPORTING
                PERSON        8    SHARED DISPOSITIVE POWER       1,237,860  (2)
                 WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         412,620  (1) (3)

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

         Mr. de Ganon disclaims beneficial ownership to shares of which he is not a record owner. (3)

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.2%

   12    TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 10 Pages

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                                       13G

---------------------                                         ------------------
CUSIP No. 482731 10 6                                         Page 3 of 10 Pages
---------------------                                         ------------------

    1    NAMES OF REPORTING PERSONS                             David J. Centner

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /
    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America

              NUMBER OF       5      SOLE VOTING POWER            0  (1)
                SHARES
             BENEFICIALLY     6      SHARED VOTING POWER          0  (1)
               OWNED BY
                 EACH         7      SOLE DISPOSITIVE POWER       412,620  (2)
              REPORTING
                PERSON        8      SHARED DISPOSITIVE POWER     1,237,860  (2)
                 WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         412,620  (1) (3)

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

         Mr. Centner disclaims beneficial ownership to shares of which he is not a record owner. (3)

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.2%

   12    TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 10 Pages

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                                       13G
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CUSIP No. 482731 10 6                                         Page 4 of 10 Pages
---------------------                                         ------------------

    1    NAMES OF REPORTING PERSONS                             Douglas E. Cleek

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America

              NUMBER OF      5    SOLE VOTING POWER               0  (1)
                SHARES
             BENEFICIALLY    6    SHARED VOTING POWER             0  (1)
               OWNED BY
                 EACH        7    SOLE DISPOSITIVE POWER          412,620  (2)
              REPORTING
                PERSON       8    SHARED DISPOSITIVE POWER        1,237,860  (2)
                 WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         412,620  (1) (3)

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

         Mr. Cleek disclaims beneficial ownership to shares of which he is not a record owner. (3)

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.2%

   12    TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 10 Pages

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                                       13G

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CUSIP No. 482731 10 6                                         Page 5 of 10 Pages
---------------------                                         ------------------

    1    NAMES OF REPORTING PERSONS                          Bradley K. Szollose

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America

              NUMBER OF      5    SOLE VOTING POWER               0  (1)
                SHARES
             BENEFICIALLY    6    SHARED VOTING POWER             0  (1)
               OWNED BY
                 EACH        7    SOLE DISPOSITIVE POWER          412,620  (2)
              REPORTING
                PERSON       8    SHARED DISPOSITIVE POWER        1,237,860  (2)
                 WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         412,620  (1) (3)

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

         Mr. Szollose disclaims beneficial ownership to shares of which he is not a record owner. (3)

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.2%

   12    TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 10 Pages

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Item 1(a).        Name of Issuer:

                  K2 Design, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  30 Broad St., 16th Floor
                  New York, NY 10004

Item 2(a).        Name of Person Filing:

                  Each of Matthew G. de Ganon, David J. Centner, Douglas E. Cleek and Bradley K. Szollose, individually, and together as a group as a result of a Voting Agreement among them. (1)

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  30 Broad St., 16th Floor
                  New York, NY 10004

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  482731 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      / /  Broker or Dealer registered under Section 15 of the Act,

         (b)      / /  Bank as defined in section 3(a)(6) of the Act,

         (c)      / /  Insurance Company as defined in section 3(a)(19) of the
                       Act,

         (d)      / /  Investment Company registered under section 8 of the
                       Investment Company Act,

         (e)      / /  Investment Advisor registered under section 203 of the
                       Investment Advisors Act of 1940,

                               Page 6 of 10 Pages

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         (f)      / /   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

         (g)      / /   Parent Holding Company, in accordance with Rule
                        13d-1(b)(1)(ii)(G); see Item 7,

         (h)      / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.           Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount beneficially owned.

                  Messrs. de Ganon, Centner, Cleek and Szollose are each record and beneficial owners of 412,620 shares, or 1, 650, 480 shares in the aggregate, all of which are subject to a Voting Agreement. (1) (3)

         (b)      Percent of class:

                  Messrs. de Ganon, Centner, Cleek and Szollose are each record owners of approximately 11.2% of the class, or approximately 44.8% of the class in the aggregate (except Mr. de Ganon who beneficially owns approximately 52.3% of the class as a result of the proxies granted pursuant to the Voting Agreement and the Stock Option referenced in Item 8 of this Statement). (1)

         (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  As to Mr. de Ganon, 1,925,480 shares; as to Messrs. Centner, Cleek and Szollose, 0 shares.

                  (ii) Shared power to vote or to direct the vote

                  0

                  (iii) Sole power to dispose or to direct the disposition of

                  412,620 shares as to each of Messrs. de Ganon, Centner, Cleek and Szollose.


                  (iv) Shared power to dispose or to direct the disposition of

                  1,237,860

                               Page 7 of 10 Pages

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Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  David J. Centner, Matthew G. de Ganon, Douglas E. Cleek and Bradley K. Szollose are filing this Amendment No. 1 to
                  Schedule 13G both individually and as a group as a result of the grant to Robert Burke of an option to purchase shares held by each of such persons. In consideration of Robert Burke's employment at K2 Design, Inc. as its Chief Operating Officer, on December 16, 1997, each of Messrs. de Ganon, Centner, Cleek and Szollose granted to Mr. Burke an option to purchase immediately 68,750 shares of common stock of each person for an exercise price of $1.75 per share (the "Stock Option"). In addition, Mr. Burke has granted Mr. de Ganon a proxy to vote any shares received upon exercised by Mr. Burke pursuant to the Stock Option so long as the Voting Agreement (the "Voting Agreement"), dated July 26, 1996 by and among Messrs. de Ganon, Centner, Cleek and Szollose, remains in full force and effect.

                  As a result of the Stock Option to Mr. Burke, each of Messrs. de Ganon, Centner, Cleek and Szollose beneficially own 412,620 shares (reduction of 68,750 shares from previous ownership of 481,370 shares). However, Mr. de Ganon retains his sole power to vote 1,925,480 shares because Mr. Burke has granted Mr. de Ganon a proxy to vote any shares exercised by Mr. Burke pursuant to the Stock Option as long as the Voting Agreement remains in full force and effect.


Item 9.           Notice of Dissolution of the Group

                  Not applicable.

                               Page 8 of 10 Pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                          January  , 1998
                                                         ----------------------
                                                               Date

                                                        /s/ MATTHEW G. DE GANON
                                                        -----------------------
                                                             Signature

                                                        -----------------------
                                                        MATTHEW G. DE GANON



                                                          January  , 1998
                                                        -----------------------
                                                               Date

                                                        /s/ DAVID J. CENTNER
                                                        -----------------------
                                                             Signature

                                                        -----------------------
                                                         DAVID J. CENTNER



                                                          January  , 1998
                                                        -----------------------
                                                               Date

                                                        /s/ DOUGLAS E. CLEEK
                                                        -----------------------
                                                             Signature

                                                        -----------------------
                                                         DOUGLAS E. CLEEK


                                                          January  , 1998
                                                        -----------------------
                                                               Date

                                                        /s/ BRADLEY K. SZOLLOSE
                                                        -----------------------
                                                             Signature


                                                        -----------------------
                                                        BRADLEY K. SZOLLOSE

                               Page 9 of 10 Pages

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                                      NOTES

(1) As a result of a 10-year agreement by and among Messrs. de Ganon, Centner, Cleek and Szollose, dated July 26, 1996 (the "Voting Agreement"), Mr. de Ganon has voting control over approximately 52% of the Company's outstanding shares, except that these shares are required to be voted in favor of the election as directors of Messrs. de Ganon, Centner, Cleek and Szollose. Messrs. de Ganon, Centner, Cleek and Szollose each own 412,620 shares.

(2) Article IV of the Voting Agreement grants each party thereto a right of first refusal as to the sale of the others' shares.

(3) Messrs. de Ganon, Centner, Cleek and Szollose each disclaim beneficial ownership to shares of which they are not record owners.

                               Page 10 of 10 Pages